Exhibit 3.1.2

ARTICLES OF AMENDMENT

TO

ARTICLES OF INCORPORATION

OF

LAZYGROCER.COM, INC.

Pursuant to the provisions of section 607.1006, Florida Statutes, this Florida profit corporation adopts the following articles of amendment to its articles of incorporation.

FIRST: Amendment(s) adopted: Article I is deleted in its entirety and amended to read:

ARTICLE I

The name of the corporation is LZG International, Inc.

SECOND: Article IV is deleted in its entirety and amended to read:

ARTICLE IV

The maximum number of shares this Corporation is authorized to issue is:

(i) 100,000,000 shares of common stock with $.001 par value per share.  All Common Shares shall be identical with each other in every respect and the holders of Common Shares shall be entitled to one vote for each share on all matters on which shareholders have the right to vote.

(ii) 20,000,000 shares of preferred stock with $.001 par value in five (5) series, and the Board of Directors is authorized to establish the number of shares to be included in each series and the preferences, rights of conversion, limitations and other relative rights of each series.

THIRD: this amendment was adopted on August 5, 2008.

FOURTH: The shareholders approved the amendments and the number of votes cast for the amendment by the shareholders was sufficient for approval.

The undersigned constitute all the Board of Directors of

LZG INTERNATIONAL, INC.

/s/ Greg L. Popp

Greg L. Popp, Director